June 7, 2005

Daniel F. Zimmerman, Esq.
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C. 20549

Re:     Telecomm Sales Network, Inc.
         Registration Statement on Form SB-2
   File No.: 333-123365

Dear Mr. Zimmerman:

Thank you for your two comments left in a voice mail and for agreeing to review the language set forth below before we file it by amendment to the Registration Statement.

Please let me know if the following language to be inserted into the Prospectus Summary satisfies your comment.

If we are not successful in raising the capital we need to conduct the market study, or other capital to begin to conduct active operations, or to continue operations if operations have already begun, we will have to suspend operations until we do raise the capital we need or cease operations entirely. In that event, our Board of Directors will evaluate the situation and may be forced to seek to sell any assets we have at that time and repay creditors. In that situation, it is not anticipated that assets will be sufficient to make any payments to shareholders. The timing of any decision about whether it is feasible to raise additional capital will depend upon numerous factors, including the general state of securities markets for small capitalization companies, the reaction we receive from placement agents and investors to our offering and our ability to continue to pay the expenses of being a public company while we continue to seek to raise money. At the current time, we believe we do not have sufficient cash to continue our search for capital for more than three months. We may be able to extend that period beyond three months, if we raise small amounts of capital to pay our expenses while we continue to seek to raise capital or if we reach agreements with our creditors to delay payment. There can be no assurance we will be able to raise the capital we need or that we will be able to reach agreements with our creditors to delay paying our debts.

Daniel F. Zimmerman, Esq.
June 7, 2005

If the foregoing is satisfactory, please advise whether we can file Amendment No. 3 with an acceleration request letter.

                                                    Very truly yours,

                                                    /s/ James F. Verdonik

                                                    James F. Verdonik

cc:    Mr. William Sarine